================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NICK ACQUISITION CORPORATION
                             HARCOURT GENERAL, INC.
                                    (BIDDER)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC P. GELLER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    Copy to:

                            ROBERT L. FRIEDMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
================================================================================

     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 21, 1997 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation (the "Parent" or "Harcourt"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at an amended purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997 as amended and supplemented on May 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is amended and supplemented as follows:

     On May 28, 1997, the Parent issued a press release announcing that it has extended the period during which the Offer will remain open to 5:00 P.M., New York City time on Wednesday, June 4, 1997. Accordingly, the Expiration Date shall be 5:00 P.M. on Wednesday June 4, 1997 unless the Offer is further extended. The full text of the press release is set forth in Exhibit 11(a) (19) hereto and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Items 10(b) and 10(f) are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 4 under Item S is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

     (a)(19) Press Release issued by the Parent on May 28, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      HARCOURT GENERAL, INC.

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Senior Vice President, General
                                             Counsel and Secretary

                                      NICK ACQUISITION CORPORATION

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Vice President and Secretary


Date: May 28, 1997

                                 EXHIBIT INDEX

 EXHIBIT                                                                                PAGE
   NO.                                     DESCRIPTION                                  NO.
---------   --------------------------------------------------------------------------  ----
11(a)(19)   Press Release issued by the Parent on May 28, 1997........................   250